

Kenneth Schwenker

Feature film producer and One Love fest founder

Greater Los Angeles Area

Connect

One Love Fest

 Brooks Institute of Photography

 See contact info

 500+ connections

Original Bhaktifest founder and producer of the award winning THE LAST MAN CLUB feature film. Specialties: Motion Picture Producer of over 30 feature films with name talent, from independent financing to the 100 million dollar EVOLUTION at DreamWorks. Founder of THE ONE LOVE EXPERIE...

Show more ⌄

Articles & activity
10,751 followers


ONE LOVE EXPERIENCE
Kenneth Schwenker
Published on LinkedIn

the Love Movement is on. www.onelo ...see more

6 Likes

👍 Like 💬 Comment ➤ Share

See all articles

Www.onelovefest.com November 2nd to 4th
Kenneth shared this
1 Like

See all activity

Experience

founder
One Love Fest
Jun 2012 – Present · 6 yrs 6 mos
Los Angeles
www.onelovefest.com

Producer
THE LAST MAN CLUB feature film
Jan 2015 – Jan 2015 · 1 mo
Houston, Texas Area

founder

Leaders Causing Leaders

Jan 2010 – Jan 2015 · 5 yrs 1 mo

Co founder of Bhakti Fest. www.bhaktifest.com and founder of
www.leaderscausingleaders.com and Producer of 30 feature films... indie to studio. Budgets
from half million to 100 million.

President

Aflix Inc

Jan 1999 – Jan 2010 · 11 yrs 1 mo

President of a development and production company which produced feature films from
independents to 100 million dollar feature with DreamWorks. Producer of over 30 feature films.

founder

Bhaktifest

2009 – 2010 · 1 yr

I created the name Bhaktifest. and secured the land and the financing, and secured the
headline talent. I hired most of the staff and oversaw all operations and promotion.

Education

Brooks Institute of Photography

Motion Picture Magor, graduated with Honors

Center Moriches High School

12th grade

Activities and Societies: Soccer, clarinet, photography

Skills & Endorsements

Film · 99+

Endorsed by **Mark Morgan and 21 others who are highly skilled at this**

Feature Films · 99+

Endorsed by **Dale Obert and 8 others who are highly skilled at this**

Entertainment · 99+

Endorsed by **Mark Morgan and 4 others who are highly skilled at this**

Show more ∨



